Exhibit 77(D)




Investment Policy Addendum
--------------------------

During the fiscal year, the Board of Directors of Montgomery Street Income Securities, Inc. adopted investment guidelines for dollar roll transactions. The Board put restrictions in place to help limit the counterparty and leverage risks which are sometimes associated with this type of transaction. The Fund will be able to commit no more than 15% of net assets to dollar rolls at any time.